

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-Mail
Mr. David P. Southwell
Chief Financial Officer and Executive Vice President
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464

> **Re:** **Human Genome Sciences, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed on February 24, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed on April 29, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on March 30, 2011**
> **File No. 001-14169**

Dear Mr. Southwell:

We have reviewed your June 8, 2011 and May 26, 2011 responses to our May 10, 2011 and May 12, 2011 letters, respectively, and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
(NOTE D) – Collaborations and U.S. Government Agreement
U.S. Government Agreement, page F-19

1. We acknowledge your June 8th response to our previous comment two indicating that the US government has no raxibacumab return rights under your agreement. Please represent to us that you will revise your proposed disclosure to be included in future periodic reports from Exhibit A to specifically indicate why you do not record a returns reserve for raxibacumab sales.

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Product sales, page 7

2. Please revise your proposed disclosure provided in your June 8th response to previous comment three to disclose the amount of deferred revenue at period end associated with shipments of BENLYSTA to specialty distributors and the amount of inventory held by these distributors that is subject to return.

Definitive Proxy Statement filed March 30, 2011

Compensation Discussion & Analysis
Compensation Elements, page 41

3. Please provide proposed draft disclosure for inclusion in future filings which expands your disclosure to include the description of the three levels of goals and the explanation of the Performance and Compensation Review as described in your response letter filed May 26.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Daniel Greenspan, Legal Branch Chief, at (202) 551-3623 regarding comment three. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant